Announcement to the Market

Disclosure of results for the third quarter and from January to September of 2012, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS.

The complete consolidated financial statements under IFRS from January to September of 2012 are available at our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS	R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Sep/30/2012			Dec/31/2011
Total Assets	960,216	(81,378)	878,838	851,331	(33,195)	818,136
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives3	476,037	(25,547)	410,982	412,648	(2,414)	410,234
Loan Operations	359,810	817	357,692	345,483	781	346,264
(-) Allowance for Loan Losses 4	(27,682)	1,919	(25,212)	(25,772)	1,899	(23,873)
Other Financial Assets 5	81,637	(40,972)	41,266	66,502	(26,248)	40,254
Tax Assets 6,7	35,214	(3,968)	27,456	32,409	(6,321)	26,088
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets7	35,200	(13,627)	20,899	20,061	(892)	19,169

Current Liabilities and Long Term Liabilities	880,116	(76,212)	754,189	778,243	(35,443)	742,800
Deposits	231,919	-	234,975	242,636	-	242,636
Deposits Received Under Securities Repurchase Agreements 3	245,272	(25,860)	183,747	188,819	(3,406)	185,413
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	171,622	1,018	163,033	153,941	926	154,867
Other Financial Liabilities 5	85,960	(40,950)	45,247	70,681	(26,562)	44,119
Reserves for Insurance, Private Pension and Capitalization	87,281	-	82,553	73,754	(12)	73,742
Provisions and Other Liabilities	44,166	(3,604)	38,535	34,661	(46)	34,615
Tax Liabilities 6	13,896	(6,816)	6,099	13,751	(6,343)	7,408

Total Stockholders’ Equity	80,100	(5,166)	78,894	73,088	2,248	75,336
Non-controlling interests	1,121	(797)	1,019	1,741	(346)	1,395
Controlling Stockholders’ Equity8	78,979	(4,369)	77,875	71,347	2,594	73,941

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.
7 Resulted from the difference in accounting of the effect of the acquisition of interest from non-controlling stockholders’ of Redecard S.A., which was recognized in assets in BRGAAP and recognized in stockholders’ equity in IFRS.
8 Reconciliation of Controlling Stockholders’ Equity is presented in the following table.

Below, the reconciliation of net income and equity, and the conceptual description of the major adjustments.

Reconciliation	R$million

Adjustments	Equity	Net Income
	Set/30/12	3rd Q/12	2nd Q/12	3rd Q/11	Jan-Sep/12	Jan-Sep/11
BRGAAP - Values Attributable to Controlling Stockholders	78,979	3,372	3,304	3,807	10,102	10,940
(a) Allowance for Loan Losses	1,920	76	(23)	119	21	(29)
(b) Recognition of total deferred tax assets	549	(187)	(123)	(195)	(452)	(465)
(c) Adjustment to market value of shares and quotas	428	(1)	2	3	(5)	3
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	838	(7)	(9)	(9)	(25)	(26)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	26	(54)	(140)	1	(165)
(f) Effective interest rate	(564)	58	65	(218)	159	(224)
(g) Acquisition of interest from non-controlling stockholders of Redecard S.A.	(9,979)	-	-	-	-	-
Other adjustments	139	36	(28)	1	(18)	72
Income tax and social contribution on Net Income	(2,300)	(66)	(13)	23	(69)	80
IFRS - Values Attributable to Controlling Stockholders	74,610	3,309	3,121	3,391	9,715	10,186
IFRS - Values Attributable to Minority Stockholders	324	144	207	199	545	537
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	74,934	3,453	3,328	3,590	10,260	10,723

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS(IAS39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (impairment).On BRGAAP, the expected loss model is used.9
(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), fully incorporated in the opening balance sheet of 01/01/2010 under IFRS.
(c) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(d) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(e) On the IFRS (IAS 21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, started to be recorded directly on Equity with no impact on the income statement of the period.
(f) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. In the second half of 2011, we improved the methodology for the recognition of expenses associated with the process of credit granting as well as with the realization period of revenues from registration fees. On the BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.
(g) On IFRS (IAS 27), changes in a parent’s ownership interest in a subsidiary that do not alter control of company are accounted for as equity transactions and should be recognized directly in stockholders’ equity.  On BRGAAP, difference between the acquisition price and book value of shares acquired from minority stockholders’ of Redecard SA was recognized as goodwill in assets.

9For more details see our Complete Financial Statements from January to September of 2012.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.

R$ million
Recurring Net Income	3rd Q/12			Jan-Sep/12
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling Stockholders	3,372	3,309	(63)	10,102	9,715	(387)
Exclusion of the Non-Recurring Events10	40	36	(4)	439	398	(41)
Total interest Sale of the Banco Português de Investimento	-	-	-	205	186	(19)
Market Value Adjustment – BPI	-	-	-	101	92	(9)
Provision for Contingencies – Economic Plans	40	36	(4)	134	121	(13)
Recurring Net Income - Attributable to Controlling Stockholders	3,412	3,345	(67)	10,541	10,113	(428)
10 The difference between BRGAAP and IFRS results from the fact that, on IFRS, the Social Contribution on Net Income (CSLL) is not compensated by the tax credits generated by the increase in the CSLL rate from 9% to the current 15%.

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, October 29, 2012.

Alfredo Egydio Setubal
Investor Relations Officer